UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
ARCADIA RESOURCES, INC.
(Exact Name of Registrant as Specified in its Charter)

Nevada	88-0331369
(State of Incorporation)	(IRS Employer Identification No.)
26777 Central Park Blvd., Suite 200 Southfield, Michigan 48076
(Address of principal executive offices)      (Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box ☐
Securities Act registration statement file number to which this form relates: Not Applicable
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Common Stock, par value $0.001 per share	American Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURES

Item 1. Description of Registrant’s Securities to be Registered.
          Arcadia Resources, Inc. (the “Company”) is authorized to issue 150,000,000 shares of Common Stock, $0.001 par value per share.
Common Stock
          Voting. Except as otherwise required by law or our certificate of incorporation, including any certificate of designations for a series of preferred stock, each holder of Common Stock shall have one vote in respect of each share of stock held by him of record on the books of the corporation for the election of directors and on all matters submitted to a vote of our stockholders. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall be the act of the stockholders and shall decide any question brought before such meeting, unless according to the certificate of incorporation or by-laws a greater vote is required.
          Dividends. Subject to the preferential rights of the preferred stock, the holders of shares of Common Stock shall be entitled to receive, when and if declared by the board of directors, out of our assets which are by law available for dividends, dividends payable in cash, property or shares of capital stock.
          Dissolution, Liquidation or Winding Up. In the event of any dissolution, liquidation or winding up of our affairs, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the preferred stock, holders of Common Stock shall be entitled, unless otherwise provided by law or our certificate of incorporation, including any certificate of designations for a series of preferred stock, to receive all of our remaining assets of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.
          Other Rights and Restrictions. The outstanding shares of our Common Stock are validly issued, fully paid and nonassessable. Holders of our Common Stock do not have preemptive rights (except as described below), and they have no right to convert their Common Stock into any other securities. Our Common Stock is not subject to redemption by us. The rights, preferences and privileges of common stockholders are subject to the rights of the stockholders of any series of preferred stock that are issued and outstanding or that we may issue in the future. Upon surrender to us or our transfer agent of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be our duty to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon our books. Our board of directors is authorized to set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose. We are subject to N.R.S. §78.411 et seq. of the Nevada Business Corporation Law regarding business combinations with interested stockholders.
Preemptive Rights
          On May 4, 2004, the Company’s stockholders voted to amend the Articles of Incorporation to make it clear that the Company’s stockholders do not have any preemptive rights arising pursuant to Sections 78.265 and 78.267 of the Nevada Revised Statutes. Preemptive rights are the rights of existing stockholders, subject to various exemptions, to subscribe for new shares of capital stock to be issued by a company increasing its issued shares, in preference to persons who are not stockholders.
          In connection with the merger effective May 10, 2004 of CHC Sub, Inc., a wholly-owned subsidiary of the Company, with and into RKDA, Inc., a Michigan corporation, John E. Elliott, II and Lawrence R. Kuhnert were granted preemptive rights for a period of three years beginning May 7, 2004 to acquire, at fair market value, additional shares of Common Stock of the Company to maintain their percentage ownership of the Company, except they were not granted preemptive rights relative to Common Stock issuable on the exercise of stock options and warrants issued before May 7, 2004 or Common Stock and Class A Warrants issued in the Company’s private placement offering which closed on May 27, 2004.

Preferred Stock
          The Company is authorized to issue 5,000,000 shares of serial preferred stock, par value $0.001. Shares of the Company’s serial preferred stock are not being registered herein. Shares of preferred stock may be issued from time to time in one or more series as may be determined by the Company’s Board of Directors. Each series shall be distinctly designated. All shares of any one series of the preferred stock shall be alike in every particular, except that there may be different dates from which dividends thereon, if any, shall be cumulative, if made cumulative. The powers, preferences, participating, optional and other rights of each such series and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Except as otherwise provided in the Company’s Articles of Incorporation, the Board of Directors has authority to fix by resolution or resolutions adopted prior to the issuance of any shares of each particular series of preferred stock, the designation, powers, preferences, and relative participating, optional and other rights, and the qualifications, limitations, and restrictions thereof, if any, of such series.
Item 2. Exhibits.
     The following exhibits are incorporated herein by reference:

3.1	Amended and Restated Articles of Incorporation (previously filed with the Securities and Exchange Commission as an Exhibit to the Company’s Current Report on Form 8-K filed on November 16, 2004 and incorporated herein by this reference).

3.2	Amended and Restated By-Laws (previously filed with the Securities and Exchange Commission as an Exhibit to the Company’s Current Report on Form 8-K filed on November 16, 2004 and incorporated herein by this reference).

4.1	Amended and Restated Articles of Incorporation Section Regarding Shares of Common Stock (See Exhibit 3.1, Section 4).

4.2	Amended and Restated By-Laws Article Regarding Capital Stock (See Exhibit 3.2, Article IV).
SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Arcadia Resources, Inc.

By:	/s/ John E. Elliott II John E. Elliott II

Its:	Chairman of the Board and Chief Executive Officer
Dated: June 30, 2006